DAVID W. GHEGAN 404.885.3139 TELEPHONE 404.962.6599 FACSIMILE DAVID.GHEGAN@TROUTMANSANDERS.COM	TROUTMAN SANDERS LLP ATTORNEYS AT LAW BANK OF AMERICA PLAZA 600 PEACHTREE STREET, NE, SUITE 5200 ATLANTA, GA 30308-2216 404.885.3000 TELEPHONE TROUTMANSANDERS.COM

April 18, 2012

VIA EDGAR AND FEDEX

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	JTH Holding, Inc. Registration Statement on Form 10 Filed on April 18, 2012

Dear Mr. Spirgel:

JTH Holding, Inc. (the “Company”) hereby submits for filing with the United States Securities and Exchange Commission (the “Commission”) a Registration Statement on Form 10 (the “Form 10”) to register the Company’s Class A Common Stock, par value $.01 per share, pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.  As the disclosure regarding the Company contained in the Form 10 is substantially similar to the disclosure contained in the Company’s Registration Statement on Form S-1 previously filed with the Commission (File No. 333-176655) (as originally filed with the Commission on September 2, 2011 and as amended thereafter, the “Form S-1”), the Company hereby requests that the Form 10 be reviewed by the same members of the Staff of the Commission that previously reviewed the Company’s Form S-1.

Given the significant amount of time and resources committed to the review and revision of the Company’s Form S-1 by the Staff and the Company, the Company greatly appreciates any efforts that can be made by the Staff to consider the Staff’s prior review of the Form S-1 in order to realize any efficiencies in connection with its review of the Form 10.

Atlanta    Chicago    Hong Kong    New York    Newark    Norfolk    Orange County    Portland
Raleigh    Richmond    San Diego    Shanghai    Tysons Corner    Virginia Beach    Washington, DC

VIA EDGAR AND FEDEX

Mr. Larry Spirgel

April 18, 2012

If you have any questions regarding the Form 10, please do not hesitate to call me at (404) 885-3139.

Sincerely,

/s/ David W. Ghegan
David W. Ghegan

DWG/mmn

cc:	James J. Wheaton, General Counsel, Vice President of Legal and Governmental Affairs, JTH Holding, Inc.